TRANSGLOBE ENERGY CORPORATION ANNOUNCES OPERATIONS UPDATE, INTENTION TO LIST ON THE AIM, PENDING BOARD CHANGES AND DATE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TSX: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, April 16, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) provides an operations update, announces its intention to list its common stock on the London Stock Exchange’s AIM market and pending changes to the Board of Directors.

Q1 Highlights

•	Company production for Q1-2018 was on plan averaging ~14,366 Boepd (~11,776 Bopd Egypt, ~2,590 Boepd Canada).

•	Drilled a successful oil well at Arta 48 which will be placed on production in May following stimulation.

•	Drilled a successful oil well at K-46 in the West Bakr South K-field with an estimated 96 feet of net oil pay in the Asl A and 15 feet of net oil pay in the Asl B.

•	Currently drilling a second development well at K-45 South K field.

•	Reached agreement with GPC to drill two additional wells in the M-field buffer-zone, which are expected to be drilled and put on production in late Q2 or Q3.

•	Preparations for the 2018 Western Desert drilling program (5 exploration wells) are underway. Program expected to commence in June with two drilling rigs on NW Sitra.

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The 2018 Canadian drilling plan is targeting to commence drilling up to 8 (6 net) Cardium wells in July. This program could include a two-mile horizontal well to evaluate extended reach horizontals in the Harmattan area.

•	Sold ~236 thousand barrels of crude oil to EGPC during Q1.

•	Confirmed with EGPC four crude oil cargo liftings in 2018.

-	The first cargo was scheduled to begin lifting in late March, but due to bad weather it was slightly delayed. On April 7th a total of ~452 thousand barrels were lifted and will be booked as a Q2 sale.

Production

Total Company production for the first quarter was on plan, averaging approximately 14,366 Boepd, comprised of 11,776 Bopd in Egypt (100% oil) and 2,590 Boepd in Canada (57% light oil and liquids).

Total Company production averaged 14,248 Boepd in March, comprised of 11,739 Bopd in Egypt (100% oil) and 2,509 Boepd in Canada (60% light oil and liquids).

Operations Update

In the Eastern Desert the K-46 development well drilled in March was initially completed in the Asl B zone to obtain a production rate prior to perforating the main Asl A formation. The Asl B produced approximately 45 Bopd from an internally estimated 15 feet of net oil pay overlying a water zone. The Asl A formations (A1, A2 and A3), which encountered an internally estimated 96 feet of net oil pay are scheduled for completion later this month.

The Company is currently drilling the second South K-field development well at K-45 targeting the main Asl A sand in the crestal position on the South K field. The Asl B sand is also expected to be encountered in K-45.

Following K-45, the drilling rig is scheduled to move to West Gharib and NW Gharib to drill Arta 54 and NWG 38A-3 respectively. Arta 54 is targeting the Nukhul/Red bed formation at the northern edge of the main Arta pool. The NWG 38A-3 well is planned as a water injection well to provide reservoir pressure support and enhanced recovery in the NWG 38 Red Bed pool. The first three wells drilled in the NWG 38 pool did not encounter a water leg and are currently producing at a combined, reduced rate of approximately 920 bopd. It is expected that the current production rates will be optimized upon completion of the water injection scheme and stabilized reservoir pressures.

Following NWG 38A-3, the rig will return to the West Bakr concession and drill up to three development wells including two wells inside the recently negotiated reduced buffer zone targeting the M-field Asl A formation.

Concurrently, the Company will be stimulating and completing two drilled and uncompleted wells (DUC’s) the NWG 1 and NWG 5 Development Areas (discovered in 2014), in addition to the West Gharib Arta 48 well currently awaiting stimulation. These NWG 1 and 5 wells encountered a tight Red Bed conglomerate sequence which requires stimulation to produce and are expected to produce at similar rates to TransGlobe's Arta Nukhul wells which typically have an initial 30 day production rate (IP 30) of 150-180 Bopd with ultimate recoveries of 120 -150 MBbls per well on primary production.

The Company also has an active recompletion campaign scheduled throughout the year, targeting low risk behind pipe opportunities in addition to water-flood optimization opportunities. The majority of these opportunities reside in the West Bakr K-field where the Company anticipates completion of Phase 2 and 3 of the K-field facility expansion to double/triple the current fluid handling capacity respectively. Concurrent with the K-field facility expansions the drilling rig was used to re-enter and deepen a legacy well (K-5) for water disposal. The K-5 water disposal well is scheduled for completion in late April/early May to handle additional planned water production from the expanded facilities. The expansion will allow for accelerated fluid withdrawal rates supporting incremental production volumes and additional reserves from both West Bakr K and M fields.

In the Western Desert the Company is preparing for the 2018 exploration drilling program expected to commence in the NW Sitra concession utilizing two drilling rigs in June. The larger (2,000 HP) drilling rig will drill NWS 12 targeting a stacked Cretaceous/Jurassic prospect. Subject to additional approvals, the larger rig can be moved to South Alamein to drill a Jurassic prospect following NWS 12. The smaller (~1,000 HP) drilling rig will drill NWS 9 targeting a stacked Cretaceous prospect. Following NWS 9, the rig will be moved to the South Ghazalat Concession to drill two independent stacked Cretaceous structures. The four, basin opening wells in NWS and S. Ghazalat could de-risk 13 of the 21 additional prospects currently mapped on 3-D seismic.  No production is currently budgeted from the Western Desert exploration assets in 2018.

In Canada, the Company is preparing for a 3 to 4 week turnaround/maintenance program at the Company’s central oil processing battery and main natural gas compressor site. The work has been scheduled to coincide with a planned turnaround at the main natural gas processing plant in the Harmattan area which is operated by a third party. It is expected that the majority of the Canadian production will be shut-in during May due to this planned outage. The 2018 production guidance numbers include the planned turnaround.

In addition, the Company is finalizing the 2018 Cardium drilling program scheduled to commence in July. The 2018 Cardium development program of up to eight gross (six net) horizontal wells will be drilling from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area. The remainder of the 2018 program will be one-mile horizontal wells.

AIM Listing

Beginning in early 2017, the Company undertook an extensive review of its existing stock market listings and its current and potential common share investors.  The Company determined that its traditional North American investor base and liquidity has diminished significantly over the past six years, beginning with the Egyptian revolution in January of 2011 and continuing through the recent and prolonged downturn in oil prices from 2014 to 2017.  Although oil prices have shown tangible and structural improvement over the past six to nine months the Company’s share price and liquidity have not responded to that improvement despite significant increases in profitability and funds flow. The Company concluded that a listing on the London Stock Exchange’s AIM market will provide access to a significant pool of specialist investors who currently do not have adequate access to TransGlobe’s common shares due to time-zone challenges and European market investment requirements.  The Company also believes that a listing on the AIM market may eventually improve its profile by placing TransGlobe alongside many of its international E&P peers. This may attract European analyst coverage focused on international companies similar to TransGlobe.

TransGlobe has retained Canaccord Genuity as its nominated advisor (“NOMAD”) and preparations are at an advanced stage for an AIM Admission filing.

In further support of the listing on the AIM market, the Company intends to establish an executive office in London by September 2018.
Pending Board of Directors Changes

As part of TransGlobe’s succession plan, the Company is pleased to announce that Randy Neely will stand for election to the Board of Directors at the upcoming Annual and Special Meetings of Shareholders.  Mr.  Neely was recently promoted to President on January 8, 2018 after serving as the Company’s VP Finance and CFO since joining the Company in 2012.  In order to make room for Mr. Neely, Mr. Lloyd Herrick, VP and COO will not stand for re-election this year.  Mr. Herrick has served on the Board as a non-independent director since joining the Company in 1999 and will remain with the Company as VP and COO.

Annual and Special Meeting of the Shareholders

Date: Thursday May 10, 2018
Time: 3 PM MST
Location: 3rd floor, Centennial Place West, Bow River Room, 250 - 5th Street S.W., Calgary, Alberta Canada

About TransGlobe

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, formations expected to be encountered during drilling, and rig mobilization plans; estimated net oil pay; expectation that current production rates will be optimized upon completion of a water injection scheme and stabilized reservoir pressures; the Company's anticipation that completion of the Phase 2 and 3 of the K-field facility expansion will double/triple the current fluid handling capacity respectively; the expected effect of the planned turnaround at the main natural gas processing plant in the Harmattan area on the Company's production; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; anticipated production and ultimate recoveries from wells; the Company’s planned drilling program in each of Egypt and Canada; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the Company's beliefs related to the AIM market; the Company's intention to establish an office in London and the expected timing thereof; and other matters.
Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.
In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the AIM markets access to investors; the AIM markets improvement to TransGlobe's corporate profile; the perceived benefits of the AIM market; and other matters.
Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; uncertainty in obtaining required approvals from TransGlobe's nominated advisor; uncertainty in obtaining required approvals from the London Stock Exchange; failure to advance an AIM admission filing; failure to achieve the perceived benefits of the AIM market; failure to establish an executive office in London on the time anticipated or at all; no assurances are given that an application to list will be made or that any TransGlobe security will be listed on the AIM market; general economic and financial conditions of the AIM market; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.
Oil and Gas Advisories
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day
MBbl    one thousand barrels of oil
GJ/d    giga joules per day
$C/JG    Canadian dollars per giga joule

For further information, please contact: Investor Relations Telephone: 403.264-9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com